Exhibit 21.1

List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AppFolio Insurance Services, Inc.	California
AppFolio Investment Management, Inc.	California
Move EZ, Inc.	Delaware
Terra Mar Insurance Company, Inc.	Hawaii
Home Concierge Move Easy Private Limited	India